Form N-SAR,
Sub-Item 77I
Terms of new or amended securities



Nuveen New York Select Quality
Municipal Fund, Inc.

811-06295


The preferred class of the registrants securities have been materially modified, as stated in the Statement Establishing and Fixing the Rights and Preferences of
Variable Rate Demand Preferred Shares, containing a description of the Funds preferred securities. A copy of such Statement is attached to this Funds N-SAR-A filing under Sub-Item 77Q1(a).